Exhibit 99.1

So-Young Reports Unaudited Second Quarter 2026 Financial Results

BEIJING, China, August 31, 2026 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total revenues were RMB505.2 million (US$74.5 million1), an increase of 33.4% from RMB378.7 million in the corresponding period of 2025. The aesthetic treatment services revenues were RMB331.4 million (US$48.8 million), an increase of 129.5% from RMB144.4 million in the corresponding period of 2025, exceeding the high end of guidance.

•	Net loss attributable to So-Young International Inc. was RMB22.7 million (US$3.3 million), compared with net loss attributable to So-Young International Inc. of RMB36.0 million in the same period of 2025.

•	Non-GAAP net loss attributable to So-Young International Inc.[2] was RMB21.0 million (US$3.1 million), compared with non-GAAP net loss attributable to So-Young International Inc. of RMB30.5 million in the same period of 2025.

Second Quarter 2026 Operational Highlights

•	The number of verified treatment visits to the branded aesthetic centers for the quarter reached approximately 165,200, an increase of 145% from approximately 67,400 in the same period of 2025. The number of verified aesthetic treatments performed surpassed 362,300, an increase of 134% from approximately 154,500 in the same period of 2025.

•	The number of active users, defined as those who visited branded aesthetic centers at least once during the 12-month period ended on June 30, 2026, exceeded 255,300, an increase of 154% from 100,400 users during the corresponding period in 2025.

•	The number of core members[3] grew by over 15,000 during the quarter, representing a sequential increase of approximately 24%. These core members contributed over 80% of aesthetic treatment services revenues, with a quarterly repurchase rate of nearly 70%.

•	As of June 30, 2026, So-Young had 65 fully operational branded aesthetic centers (63 directly-operated, 2 franchised) across eighteen major cities: Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Chengdu, Wuhan, Chongqing, Ningbo, Changsha, Tianjin, Xi’an, Suzhou, Hefei, Kunming, Nanjing, Jinan, and Foshan. Among them, 47 centers achieved profitability* in the second quarter of 2026. In addition, 51 centers generated positive quarterly operating cash flow* in the second quarter of 2026. Same-store sales growth** in this quarter was 52%, compared to 14% in the same quarter of 2025.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.7851 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2026.

2 Non-GAAP net loss attributable to So-Young International Inc. is defined as net loss attributable to So-Young International Inc. excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 We categorize our user base across nine tiers (L0 through L8). Core members represent users at Tier L3 and above.

* Center-level profitability measures whether an individual aesthetic center achieved positive profit in a given period. It is calculated by deducting consumable materials costs, personnel costs, center rental expenses, center depreciation expenses, and other center-level operating costs from the company’s self-operated store revenues, before allocation of any back-office or mid-office expenses. Quarterly operating cash flow refers to total cash collected from orders less center-level operating payments in a given period, and excluding operating expense payments made by back-office or mid-office departments during the same period. Center-level profitability and quarterly operating cash flow are metrics derived from the Company's internal management accounts, which have not been audited.

** Same-store sales growth represents the year-over-year growth in quarterly revenue from stores that are comparable and continuously operated during both the current quarter and the same quarter of the prior year.

Management Commentary

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “Our sustained focus on scale and efficiency yielded another strong quarter for our core aesthetic treatment business. Supported by enhanced medical capabilities, a robust standardized delivery system, and deeper AI integration, we scaled our business more efficiently. This solid execution is validated by a 129.5% year-over-year increase in second-quarter aesthetic treatment services revenues with a 3.8 percentage-point expansion in segment gross margin. Going forward, we will further strengthen our supply chain and accelerate AI-powered transformation to deliver more competitive products and services across our expanding network, laying a solid foundation for sustainable, high-quality growth.”

Ms. Shannon Shen, Chief Financial Officer of So-Young, added, “In the second quarter of 2026, our aesthetic treatment business exceeded RMB330 million in revenue, representing approximately 130% year-over-year growth and marking the tenth consecutive quarter of triple-digit expansion. This strong performance propelled our second-quarter total revenues to an all-time high of RMB505.2 million, up 33.4% year-over-year. While maintaining this rapid topline growth, we have remained highly focused on expansion quality and sustainability, striving for healthier unit economics and narrowing net loss attributable to the Company by 37.0% year-over-year. These results reaffirmed both our market insights and execution excellence, as we continued to enhance our medical service delivery, organizational capabilities, and supply chain management, while improving operational efficiency. Looking ahead, we see a clear path toward profitability as our industry leadership solidifies and economies of scale continue to unfold.”

Second Quarter 2026 Financial Results

Revenues

Total revenues were RMB505.2 million (US$74.5 million), an increase of 33.4% from RMB378.7 million in the same period of 2025. The increase was primarily due to business expansion of the branded aesthetic centers.

•	Aesthetic treatment services revenues were RMB331.4 million (US$48.8 million), an increase of 129.5% from RMB144.4 million in the same period of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Information and reservation services revenues were RMB87.9 million (US$13.0 million), a decrease of 35.0% from RMB135.2 million in the same period of 2025. The decrease was primarily due to a decrease in the number of medical service providers subscribing to information services on So-Young’s platform.

•	Sales of medical products and maintenance services revenues were RMB73.9 million (US$10.9 million), a decrease of 2.8% from RMB76.0 million in the same period of 2025, primarily due to a decrease in the order volume of medical equipment.

•	Other services revenues were RMB12.0 million (US$1.8 million), a decrease of 48.2% from RMB23.2 million in the same period of 2025, primarily due to a decrease in revenues from insurance brokerage services.

Cost of Revenues

Cost of revenues was RMB282.4 million (US$41.6 million), an increase of 53.0% from RMB184.6 million in the second quarter of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of aesthetic treatment services was RMB238.4 million (US$35.1 million), an increase of 118.0% from RMB109.4 million in the second quarter of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Cost of information and reservation services was RMB5.2 million (US$0.8 million), a decrease of 68.7% from RMB16.7 million in the second quarter of 2025. The decrease was in line with the decrease in revenue generated from information and reservation services.

•	Cost of medical products sold and maintenance services was RMB29.9 million (US$4.4 million), a decrease of 24.3% from RMB39.5 million in the second quarter of 2025. The decrease was primarily due to a decrease in costs associated with the sales of medical equipment.

•	Cost of other services was RMB8.9 million (US$1.3 million), a decrease of 53.2% from RMB19.0 million in the second quarter of 2025. The decrease was primarily due to a decrease in costs associated with insurance brokerage services.

Operating Expenses

Total operating expenses were RMB266.5 million (US$39.3 million), an increase of 10.4% from RMB241.3 million in the second quarter of 2025.

•	Sales and marketing expenses were RMB153.5 million (US$22.6 million), an increase of 16.8% from RMB131.3 million in the second quarter of 2025. The increase was mainly due to higher branding and user acquisition activities expenses and increased payroll costs at the branded aesthetic centers.

•	General and administrative expenses were RMB88.6 million (US$13.1 million), an increase of 12.5% from RMB78.8 million in the second quarter of 2025. The increase was primarily due to the business expansion of the branded aesthetic centers.

•	Research and development expenses were RMB24.4 million (US$3.6 million), a decrease of 21.7% from RMB31.2 million in the second quarter of 2025. The decrease was primarily attributable to improvements in staff efficiency.

Income Tax Benefits/(Expenses)

Income tax benefits were RMB2.5 million (US$0.4 million), compared with income tax expenses of RMB1.9 million in the same period of 2025.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB22.7 million (US$3.3 million), compared with a net loss attributable to So-Young International Inc. of RMB36.0 million in the second quarter of 2025.

Non-GAAP Net Loss Attributable to So-Young International Inc.

Non-GAAP net loss attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses, was RMB21.0 million (US$3.1 million), compared with RMB30.5 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2025.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.22 (US$0.03) and RMB0.22 (US$0.03), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.35 and RMB0.35, respectively, in the same period of 2025.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of June 30, 2026, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB848.2 million (US$125.0 million), compared with RMB936.4 million as of December 31, 2025.

Business Outlook

For the third quarter of 2026, So-Young expects aesthetic treatment services revenues to be between RMB352.0 million (US$51.9 million) and RMB362.0 million (US$53.4 million), representing a 91.7% to 97.2% increase from the same period in 2025. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP loss from operations and non-GAAP net loss attributable to So-Young International Inc. by excluding share-based compensation expenses from loss from operations and net loss attributable to So-Young International Inc., respectively.

The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses (i) that are not expected to result in cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses are non-cash in nature. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Monday, August 31, 2026, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-800-905945
Passcode:	So Young

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 7, 2026. The dial-in details are:

International:	+1-412-317-0088
US:	+1-855-669-9658
Passcode:	1697226

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

Ms. Joanna Quan

Phone: +86-10-5900-1548

E-mail: sy@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	418,213	442,584	65,229
Restricted cash and term deposits	64,683	63,450	9,351
Trade receivables	51,532	40,344	5,946
Inventories	233,389	253,584	37,374
Receivables from online payment platforms	16,296	25,049	3,692
Amounts due from related parties	774	756	111
Term deposits and short-term investments	453,472	342,137	50,425
Prepayment and other current assets	246,237	296,241	43,661
Total current assets	1,484,596	1,464,145	215,789
Non-current assets:
Long-term investments	274,753	277,236	40,860
Intangible assets	144,097	133,596	19,690
Goodwill	684	684	101
Property and equipment, net	293,560	336,054	49,528
Deferred tax assets	69,313	70,602	10,405
Operating lease right-of-use assets	251,635	257,343	37,928
Other non-current assets	130,998	138,995	20,485
Total non-current assets	1,165,040	1,214,510	178,997
Total assets	2,649,636	2,678,655	394,786

Liabilities
Current liabilities:
Short-term borrowings	39,814	113,141	16,675
Taxes payable	43,461	34,504	5,085
Contract liabilities	65,948	62,287	9,180
Salary and welfare payables	130,170	132,791	19,571
Amounts due to related parties	618	510	75
Accrued expenses and other current liabilities	427,507	482,310	71,084
Operating lease liabilities-current	76,536	81,593	12,025
Total current liabilities	784,054	907,136	133,695
Non-current liabilities:
Operating lease liabilities-non current	183,364	183,551	27,052
Deferred tax liabilities	10,615	7,632	1,125
Other non-current liabilities	2,783	3,987	588
Total non-current liabilities	196,762	195,170	28,765
Total liabilities	980,816	1,102,306	162,460

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(391,944)	(391,944)	(57,765)
Class A ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 79,016,808 and 65,089,482 shares issued and outstanding as of December 31, 2025, 79,322,924 and 65,395,598 shares issued and outstanding as of June 30, 2026, respectively)	257	258	38
Class B ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 12,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	37	37	5
Additional paid-in capital	3,059,764	3,064,102	451,593
Statutory reserves	46,448	46,448	6,846
Accumulated deficit	(1,174,587)	(1,246,455)	(183,705)
Accumulated other comprehensive income	13,340	(11,524)	(1,698)
Total So-Young International Inc. shareholders’ equity	1,553,315	1,460,922	215,314
Non-controlling interests	115,505	115,427	17,012
Total shareholders’ equity	1,668,820	1,576,349	232,326
Total liabilities and shareholders’ equity	2,649,636	2,678,655	394,786

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Aesthetic treatment services	144,390	331,435	48,847	243,217	613,867	90,473
Information and reservation services	135,172	87,916	12,957	256,797	168,227	24,794
Sales of medical products and maintenance services	76,036	73,877	10,888	131,626	131,018	19,310
Other services	23,150	12,000	1,769	44,378	24,891	3,668
Total revenues	378,748	505,228	74,461	676,018	938,003	138,245
Cost of revenues:
Cost of aesthetic treatment services	(109,370)	(238,384)	(35,133)	(189,634)	(444,142)	(65,458)
Cost of information and reservation services	(16,705)	(5,224)	(770)	(40,002)	(11,625)	(1,713)
Cost of medical products sold and maintenance services	(39,491)	(29,880)	(4,404)	(69,916)	(60,283)	(8,885)
Cost of other services	(18,992)	(8,886)	(1,310)	(36,421)	(17,322)	(2,553)
Total cost of revenues	(184,558)	(282,374)	(41,617)	(335,973)	(533,372)	(78,609)
Gross profit	194,190	222,854	32,844	340,045	404,631	59,636
Operating expenses:
Sales and marketing expenses	(131,333)	(153,460)	(22,617)	(229,209)	(284,286)	(41,899)
General and administrative expenses	(78,786)	(88,617)	(13,061)	(138,070)	(173,121)	(25,515)
Research and development expenses	(31,177)	(24,403)	(3,597)	(63,286)	(48,742)	(7,184)
Total operating expenses	(241,296)	(266,480)	(39,275)	(430,565)	(506,149)	(74,598)
Loss from operations	(47,106)	(43,626)	(6,431)	(90,520)	(101,518)	(14,962)
Other income/(expenses):
Investment income, net	884	4,483	661	99	4,689	691
Interest income, net	7,948	2,550	376	14,973	6,284	926
Exchange gains	701	6,345	935	726	11,255	1,659
Share of losses of equity method investee	(1,012)	(178)	(26)	(3,454)	(365)	(54)
Others, net	5,663	3,274	483	10,497	1,545	228
Loss before tax	(32,922)	(27,152)	(4,002)	(67,679)	(78,110)	(11,512)
Income tax (expenses)/benefits	(1,877)	2,453	362	(272)	3,206	473
Net loss	(34,799)	(24,699)	(3,640)	(67,951)	(74,904)	(11,039)
Net (income)/loss attributable to noncontrolling interests	(1,240)	2,007	296	(1,226)	3,036	447
Net loss attributable to So-Young International Inc.	(36,039)	(22,692)	(3,344)	(69,177)	(71,868)	(10,592)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
Net loss per ordinary share
Net loss per ordinary share attributable to ordinary shareholder - basic	(0.46)	(0.29)	(0.04)	(0.88)	(0.92)	(0.14)
Net loss per ordinary share attributable to ordinary shareholder - diluted	(0.46)	(0.29)	(0.04)	(0.88)	(0.92)	(0.14)
Net loss per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.35)	(0.22)	(0.03)	(0.68)	(0.71)	(0.10)
Net loss per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.35)	(0.22)	(0.03)	(0.68)	(0.71)	(0.10)
Weighted average number of ordinary shares used in computing loss per share, basic*	77,826,404	77,781,549	77,781,549	78,194,634	77,726,350	77,726,350
Weighted average number of ordinary shares used in computing loss per share, diluted*	77,826,404	77,781,549	77,781,549	78,194,634	77,726,350	77,726,350

Share-based compensation expenses included in:
Cost of revenues	(124)	—	—	(154)	(3)	—
Sales and marketing expenses	(598)	(228)	(34)	(728)	(315)	(46)
General and administrative expenses	(4,286)	(1,336)	(197)	(5,690)	(3,816)	(562)
Research and development expenses	(487)	(149)	(22)	(580)	(184)	(27)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2025	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$	RMB	RMB	US$
GAAP loss from operations	(47,106)	(43,626)	(6,431)	(90,520)	(101,518)	(14,962)
Add back: Share-based compensation expenses	5,495	1,713	253	7,152	4,318	635
Non-GAAP loss from operations	(41,611)	(41,913)	(6,178)	(83,368)	(97,200)	(14,327)

GAAP net loss attributable to So-Young International Inc.	(36,039)	(22,692)	(3,344)	(69,177)	(71,868)	(10,592)
Add back: Share-based compensation expenses	5,495	1,713	253	7,152	4,318	635
Non-GAAP net loss attributable to So-Young International Inc.	(30,544)	(20,979)	(3,091)	(62,025)	(67,550)	(9,957)